Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges and Preferred Share Distributions

(amounts in thousands)

	Quarter ended March 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Earnings (loss):
Income (loss) before equity in income of unconsolidated affiliate and income tax expense	98,336	348,230	326,083	371,766	77,220	(1,077,601)
Add: Fixed charges before preferred share distributions	51,797	216,608	183,067	156,852	289,374	564,614
Total earnings (loss) before equity in income of unconsolidated affiliate, income tax expense, and fixed charges	150,133	564,838	509,150	528,618	366,594	(512,987)

Fixed charges:
Interest expenses	51,797	216,608	183,067	156,852	289,374	564,614
Total fixed charges before preferred share distributions	51,797	216,608	183,067	156,852	289,374	564,614
Preferred share distributions	6,738	—	—	—	—	—
Total fixed charges and preferred share distributions	58,535	216,608	183,067	156,852	289,374	564,614

Ratio of earnings (loss) to fixed charges and preferred share distributions	2.6	2.6	2.8	3.4	1.3	(2)

(1) Certain prior period information has been reclassified to conform to the current period’s presentation

(2) Losses exceeded fixed charges by approximately $513.0 million for the year ended December 31, 2008. The coverage deficiency for total fixed charges for the year ended December 31, 2008 was $1,077.6 million to arrive at a one-to-one ratio.